[GRAPHIC]

Consolidated Financial Statements

according to U.S. GAAP for the three month

period ended June 30, 2004

of

LION bioscience Aktiengesellschaft

Heidelberg, Germany

LION bioscience AG

CONSOLIDATED BALANCE SHEETS (U.S. GAAP) (unaudited)

(in thousand euro, except for share and per-share data)

	Notes No.	June 30, 2004	March 31, 2004
		€	€
ASSETS
Current assets
Cash and cash equivalents	3	30,577	29,294
Marketable securities	3, 7	8,464	13,812
Trade accounts receivable, net	3	2,720	4,073
Prepaid expenses, short-term	4	491	848
Other assets	5	1,252	1,355

Total current assets		43,504	49,382
Property, plant and equipment, net	6	2,315	2,793
Other long-term investments	8	549	549
Other intangible assets, net	9	15	44
Trade accounts receivable, long-term	3	348	346

		46,731	53,114

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable		720	1,439
Accrued liabilities	10	5,328	5,448
Current portion of capital lease obligation	12	13	13
Deferred income and advance payments, short-term		3,824	6,305
Other current liabilities	11	365	428

Total current liabilities		10,250	13,633
Deferred income and advance payments, less current portion		1,886	2,029
Capital lease obligations, less current portion	12	49	52
Shareholders’ equity
Ordinary shares, each with a notional par value of € 1.00; 19,870,175 shares issued and outstanding as of June 30, 2004 and March 31, 2004, 29,805,262 shares authorized at June 30, 2004 and March 31, 2004	13	19,870	19,870
Additional paid-in capital		302,298	302,298
Accumulated other comprehensive loss		(4,132)	(3,899)
Accumulated deficit		(283,490)	(280,869)

Total shareholders’ equity		34,546	37,400

		46,731	53,114

The accompanying notes are an integral part of these unaudited consolidated financial statements.

LION bioscience AG

CONSOLIDATED STATEMENTS OF OPERATIONS (U.S. GAAP) (unaudited)

(in thousand euro, except share and per-share data)

	Notes No.	Three months ended June 30,
		2004 €	2003 Restated €
Revenues:
Drug discovery	2, 3, 21	125	303
Licenses	2, 3, 21	1,541	2,501
Professional services	2, 3, 21	1,795	1,879
Maintenance and support	2, 3, 21	499	843

Total revenues		3,960	5,526
Cost of sales		2,283	2,372
Costs and expenses:
Selling costs	2	1,464	1,867
General and administrative costs		1,307	2,035
Research and development costs	2	1,376	3,512
Other operating income and expenses		(133)	(634)

Total costs and expenses (incl. cost-of-sales)		6,297	9,152
Operating results before depreciation and amortization		(2,337)	(3,626)
Depreciation of property, plant and equipment and amortization of intangible assets	2, 6, 9, 14	551	1,354
Operating results		(2,888)	(4,980)
Interest income and expenses	15	257	427
Results from marketable securities and other long-term investments	16	44	0
Loss before taxes from continuing operations		(2,587)	(4,553)
Tax expense	17	(34)	(83)

Net loss for the year from continuing operations		(2,621)	(4,636)

Gain/(loss) on discontinued operations (net of tax of € 0)	C	0	186
Net loss for the year		(2,621)	(4,450)

Basic and diluted net loss per share from continuing operations		(0.13)	(0.23)
Basic and diluted net loss per share from discontinued operations		0.00	0.01

Basic and diluted net loss per share from total operations	22	(0.13)	(0.22)

Average number of outstanding shares		19,870,175	19,870,175

The accompanying notes are an integral part of these unaudited consolidated financial statements.

LION bioscience AG

CONSOLIDATED STATEMENTS OF CASH FLOWS (U.S. GAAP) (unaudited)

(in thousand euro)

	Three months ended June 30,
	2004 €	2003 Restated €
Operating activities:
Net loss	(2,621)	(4,450)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property, plant and equipment	519	1,165
Amortization of intangible assets	32	189
Loss (gain) on sale of fixed assets	12	(42)
Loss (gain) on sale of marketable securities	(44)	0
Changes in operating assets and liabilities:
Trade accounts receivable	1,352	1,740
Prepaid expenses and other current assets	112	162
Trade accounts payable	(719)	(178)
Accrued liabilities	(120)	(3,526)
Deferred income and advanced payments received	(2,267)	(2,129)
Other current liabilities	(62)	(302)

Net cash used in operating activities	(3,806)	(7,371)
Investing activities:
Investments in property, plant and equipment	(185)	(412)
Proceeds from the sale of property, plant and equipment	122	297
Proceeds from the sale of marketable securities	5,113	0

Net cash (used in) provided from investing activities	5,050	(115)
Financing activities:
Decrease in additional paid-in capital	0	(9)
Principal payments on capital leases	(3)	(5)

Net cash used in financing activities	(3)	(14)
Increase (decrease) in cash	1,241	(7,500)
Currency adjustments	42	(670)
Cash and cash equivalents at beginning of period	29,294	60,102

Cash and cash equivalents at end of period	30,577	51,932

The accompanying notes are an integral part of these unaudited consolidated financial statements.

LION bioscience AG

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (U.S. GAAP) (unaudited)

(in thousand euro, except share and per-share data)

	Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated other comprehensive income			Total Shareholders’ Equity
					Cumulative translation adjustments	Available-for- sale-securities	Unrealized gains from forward currency transactions
	Shares	Amount
Balances at March 31, 2002 - restated	19,870,175	19,870	293,937	(107,317)	337	96	0	206,923

Non-cash compensation for stock options			8,257					8,257
Cash-settlement for stock options			(180)					(180)
Deferred compensation			293					293
Valuation of securities available-for-sale at market prices						162		162
Adjustment items for foreign currency translation					(3,284)			(3,284)
Net loss				(152,794)				(152,794)

Balances at March 31, 2003 - restated	19,870,175	19,870	302,307	(260,111)	(2,947)	258	0	59,377

Cash-settlement for stock options			(9)					(9)
Valuation of securities available-for-sale at market prices						330		330
Adjustment items for foreign currency translation					(1,540)			(1,540)
Net loss				(20,758)				(20,758)

Balances at March 31, 2004	19,870,175	19,870	302,298	(280,869)	(4,487)	588	0	37,400

Valuation of securities available-for-sale at market prices						(279)		(279)
Valuation of forward currency transactions							10	10
Adjustment items for foreign currency translation					36			36
Net loss				(2,621)				(2,621)

Balances at June 30, 2004	19,870,175	19,870	302,298	(283,490)	(4,451)	309	10	34,546

Balance at June 30, 2003 - restated	19,870,175	19,870	302,270	(264,561)	(3,718)	558	0	54,419

The accompanying notes are an integral part of these unaudited consolidated financial statements

LION bioscience AG

Notes to the Consolidated Financial Statements (U.S. GAAP)

June 30, 2004

A.	Basis of Presentation

1.	General and Operations

LION bioscience AG (“LION” or “the Company”) was incorporated in Germany in March 1997. The Company offers drug discovery and knowledge management IT-solutions and develops information management software and data integration and analysis systems to improve R&D performance in the life science industry.

Amounts included in the consolidated financial statements are reported in euro (“€”) unless otherwise stated.

2.	Restatement due to Revenue Recognition

The Company’s software license agreements typically include licensing of software and providing of post-contract customer support (“PCS”), which includes post-contract technical support and unspecified product upgrades. The software license term generally ranges from 12 to 36 months, with some having terms of up to 60 months. The PCS term also ranges from 12 to 36 months, with the majority of these arrangements having an initial PCS term that is the same as the software license term. SOP 97-2 requires the seller of software that includes PCS to establish vendor-specific objective evidence (“VSOE”) of fair value of the undelivered element of the contract in order to account separately for the PCS revenue. The Company determines the VSOE of the fair value of PCS and PCS renewals as a percentage of the software license revenue and by reference to contractual renewals when the renewal term is substantive. In those cases where the initial PCS term is relatively long (i.e., greater than 50% of the original license term) or the PCS renewal rate is significantly below the Company’s normal pricing practices, the Company concluded that the PCS renewal rate is not substantive and therefore a determination of VSOE of fair value cannot be achieved in accordance with AICPA Technical Practice Aid (“TPA”) 5100.54, “Fair Value of PCS in a Multi-Year Time-Based License and Software Revenue Recognition”. Due to the fact that the majority of the multi-year arrangements the Company has entered into have a PCS term greater than 50% of the original license term, there is no sufficient history for the remaining multi-year contracts, which could establish VSOE of fair-value based on a percentage of the license revenue. The Company therefore revised its accounting in February 2004 to conform to TPA 5100.54 effective for all software license agreements entered into since fiscal year 1998 and recognizes the license revenue pro-rata over the term of the related PCS. The Company restated its financial statements as of and for the years ended March 31, 2003, 2002 and 2001. The total revenues to be recognized over the life of these multi-year license agreements remained unchanged.

The Company previously concluded that the annually renewable license agreements for the Company’s products are short-term time-based licenses that should be accounted for according to TPA 5100.53, “Fair value of PCS in a Short-Term Time-Based License and Software Revenue Recognition” which was issued in May 2000 and was effective July 1, 2000. In accordance with TPA 5100.53 the Company would not be able to objectively demonstrate VSOE of fair value for PCS, due to the short timeframe and thus the Company was unable to apply the “residual method” set forth in SOP 98-9, “Modifications of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions”, which was the Company’s prior accounting practice. The Company concluded that the initial license fee should be recognized ratably over the initial term of the related PCS as provided in TPA 5100.53 instead of immediately after all other revenue recognition criteria were met. The Company revised its accounting to conform TPA 5100.53 and restated its financial statements as of and for the years ended March 31, 2003, 2002 and 2001. The total revenues to be recognized over the life of these annually renewable licenses remained unchanged.

The following table shows a reconciliation of all amounts as previously reported and as restated due to the restatement:

(in € thousand)	Three months ended June 30, 2003
	As reported	Adjustment	As restated
Revenues	3,904	1,622	5,526
Operating results before depreciation and amortization	(5,248)	1,622	(3,626)
Net loss from continuing operations	(6,258)	1,622	(4,636)
Net loss	(6,072)	1,622	(4,450)
Deferred income	2,570	7,465	10,035
Equity	61,884	(7,465)	54,419

(possible differences due to rounding)

3.	Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the financial statements of LION bioscience AG and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in the consolidation. The fiscal year of the companies in the group ends on March 31.

Use of Estimates

The preparation of consolidated financial statements requires the Company’s management board to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements and disclosures of commitments and contingencies. Actual results can differ from those estimates.

Revenue Recognition

The Company’s revenue consists of fees from licensing its software products, fees earned from service and collaboration agreements performed by its professional services organization, fees earned from products and research agreements in conjunction with the Company’s drug discovery activities and fees for software maintenance and support.

Revenues from licenses

The Company’s software is licensed under non-cancellable licensing agreements, which typically grant the customer the right to use the software for periods of one to five years or on a perpetual basis. According to the Company’s policy, payments resulting from term-based software contracts are generally received in advance every year throughout the term of the contract and upfront for perpetual licenses, without giving any contract concessions to customers that were not included in the original contractual arrangement. License agreements are generally extended automatically unless terminated by either party.

The Company recognizes revenue pursuant to the requirements of AICPA Statement of Position (“SOP”) 97-2 “Software Revenue Recognition” (“SOP 97-2”), as amended by SOP 98-9 “Software Revenue Recognition, With Respect to Certain Transactions”.

Under SOP 97-2, provided that the arrangement does not require significant production, modification, or customization of the software, revenue is recognized when the following four criteria have been met:

1. Persuasive evidence of an arrangement exists

2. Delivery has occurred

3. The fee is fixed or determinable, and

4. Collectibility is probable.

The Company’s software license agreements typically include licensing of software and providing of post-contract customer support (“PCS”), which includes post-contract technical support and unspecified product upgrades and updates. The software license term generally ranges from 12 to 36 months, with some arrangements having terms up to 60 months. The PCS term is normally the same as the license term.

For those licenses that are renewable annually, the Company applies TPA 5100.53, “Fair value of PCS in a Short-Term Time-Based License and Software Revenue Recognition”), which was issued in May 2000, and effective July 1, 2000. In accordance with TPA 5100.53 the Company is not able to objectively demonstrate VSOE of fair value for PCS, due to the short timeframe. Therefore the Company recognizes the license fee and the PCS ratably over the PCS term, i.e. 12 months, as provided in TPA 5100.53.

The Company recognizes its multi-year license arrangements depending on the PCS term. Certain of these arrangements have a PCS term that is the same as the software license term. SOP 97-2 requires the seller of software that includes PCS to establish vendor-specific objective evidence (“VSOE”) of fair value of the undelivered element of the contract in order to account separately for the PCS revenue. The Company determines the VSOE of the fair value of PCS and PCS renewals as a percentage of the software license revenue and by reference to contractual renewals when the renewal term is substantive. However, in those cases where the initial PCS term is relatively long (i.e., greater than 50% of the original license term) or the PCS renewal rate is significantly below the Company’s normal pricing practices, the PCS renewal rate is not substantive and therefore a determination of VSOE of fair value cannot be achieved in accordance with AICPA Technical Practice Aid (“TPA”) 5100.54, “Fair Value of PCS in a Multi-Year Time-Based License and Software Revenue Recognition”. In those cases, the Company recognizes the license revenue pro-rata over the term of the related PCS. Due to the fact that the majority of the multi-year arrangements the Company has entered into so far have a PCS term greater than 50% of the original license term, there is no sufficient history for the remaining multi-year contracts which could establish VSOE of fair-value based on a percentage of the license revenue. Consequently, the Company recognizes all revenue from multi-year arrangements pro-rata over the term of the related PCS.

The Company recognizes revenue using the residual method for all perpetual license agreements, when Company-specific objective evidence of fair value exists for all of the undelivered elements in the arrangement, but does not exist for one or more delivered elements. The Company allocates revenue to each undelivered element based on its respective fair value determined by the price charged when that element is sold separately. The Company defers revenue related to the undelivered elements and recognizes the residual amount of the arrangement fee, if any, when the basic criteria in SOP 97-2 have been met.

If a period of acceptance is stipulated in the agreement, revenues are realized when the software is accepted by the customer or when the acceptance period expires.

Revenues from maintenance and support

The Company’s annual license agreements generally include the provision of telephone customer support and may also include basic training and consultation services. These services are billed separately and revenue is recognized on a straight-line basis over the term of the contract and reported separately as revenues from maintenance and support. If maintenance is included free or at a discount in a perpetual software license arrangement, the discount amounts are deferred from the software license fees and recognized ratably over the maintenance period based on the fair value as established by independent sale of maintenance to customers. These services have no impact on the functionality of our software. For services provided by the Company conducted over a period of one year or longer separate contracts for maintenance and support are created. The Company guarantees its software for the term of the license period. The Company has received no warranty claims to date and, accordingly, has not built up a reserve for warranty costs.

Revenues from professional services

Revenue from service and collaboration agreements performed by our professional services organization is recognized in accordance with the terms of the respective agreement. Some of the agreements involve milestones. Revenues from the attainment of milestone events are recognized when the Company and its customers agree that the scientific results or other milestones defined in the agreement have been achieved. As a general rule, revenue from other contracts is recognized on a straight-line basis over the term of the contract, which generally represents the pattern of costs incurred by the Company.

In the preceeding fiscal years the Company realized revenues from a long-term service agreement according to the percentage of completion method with estimates on the basis of total incurred costs in relation to total expected costs. Pursuant to an amendment of the agreement effective as of January 1, 2002, payments become due with the achievement of the milestones fixed in the contract. Revenues are realized only when the milestone is reached. All related project costs are capitalized until a milestone is reached and then treated as expenses (cost -of sales) of the period unless a loss is anticipated based on the Company’s best estimates, in which case an accrual is made for the estimated loss.

Revenues from drug discovery

Revenue from the Company’s drug discovery activities consists of fees for products developed by the Company, e.g. clone collections (arrayTAG™) and Chem.Folio™ compound libraries, and revenues from research agreements and is recognized when evidence of an agreement exists, delivery has been made, the fee is fixed or determinable, collection of the fee is probable, and the customer has accepted delivery.

Government Grants

The Company receives grants under various government programs. Depending on the nature of the grant, the Company either records the grants as revenue, or a decrease of the related costs. Government grants that are intended to reimburse the Company for general costs of a program such as salaries, equipment, and general and administrative are recorded as drug discovery revenues in the period earned. The total amount recorded as drug discovery revenue in the first three months ended June 30, 2004 was € 0 as compared to € 18,000 in the first three months ended June 30, 2003. Government grants to specifically defray the costs of research and development are offset on receipt against the related expenses. The total amount offset in the first three months ended June 30, 2004 was € 3,900, as compared to € 218,400 in the first three months ended June 30, 2003.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs in the first three months ended June 30, 2004 (excluding government grants) totaled € 1,380,200, as compared to € 3,730,700 in the first three months ended June 30, 2003.

Advertising Costs

Costs for advertising and sales promotion are expensed as incurred. In the first three months ended June 30, 2004 the costs for advertising and sales promotion totaled € 137,000 as compared to € 98,000 in the same period of previous fiscal year.

Software Development

In previous years, the Company capitalized software development costs incurred subsequent to the establishment of technological feasibility. Under the Company’s product development process, technological feasibility is established on completion of a working model. Once technological feasibility has been established, the costs involved are capitalized until the software has been marketed and is offered for sale. Software development costs are amortized on a product-by-product basis, using whichever is the greater of (a) the ratio of current gross revenue for a product to the total of current revenue and anticipated gross revenue for that product, or (b) the straight-line method over a maximum of three years. The Company capitalized no software development costs in the first three months ended June 30, 2004 and 2003. Amortization of € 9,500 and € 68,100 was reported in the first three months ended June 30, 2004 and 2003, respectively. Residual book values as of June 30, 2004 was € 0, as compared to € 9,500 as of March 31, 2004.

Costs of uncompleted contracts

The Company capitalizes costs for an uncompleted professional services project and recognizes the expenses (cost of sales) in the period a milestone of the project has been reached and revenues are recorded. The Company records revenues and expenses according to the progress of the project, whereas the progress toward completion is measured based on attainment of the defined milestones. All direct costs are capitalized until a milestone is reached. Any excess in the estimated costs to complete the contracts over the estimated revenues to be received is included as a loss contract accrual in Accrued Liabilities. As of June 30, 2004 costs of € 525,700 were capitalized, as compared to € 571,900 as of March 31, 2004.

Stock-Based Compensation

The Company accounted for its stock options under the fair-value method according SFAS No. 123. Accordingly, compensation expense is recorded over the period until vesting based on the fair value of the option on the date of grant. This expense estimate may not be representative of the actual costs in future reporting periods.

Marketable Securities

The Company is exposed to exchange risks with respect to its cash equivalents and securities available for sale. The Company invests its excess liquidity almost exclusively in money market funds, mortgage bonds, corporate debt securities, and commercial papers, with the objective of assuring both the Company’s liquidity and security of the capital invested. The Company’s investments are restricted to securities of issuers with high credit ratings. All securities are recorded at fair market value on the balance sheet datebased on quoted market prices and are classified as current assets.

Other Long-Term Investments

Other long-term investments are generally carried at the lower of cost or fair market value.

Concentration of Credit Risks

The Company’s accounts receivable are unsecured and thus the Company is at risk to the extent such amounts become uncollectible.

In the the three months ended June 30, 2004 and 2003, revenues with Bayer AG constituted 53% and 34%, respectively, of the Company’s total revenues. The outstanding accounts receivable from Bayer AG as of June 30, 2004 amounted to € 124,000 (March 31, 2004: € 0). The percentages reflect the revenues adjusted for discontinued operations and the restatement due to the adoption of TPA 5100.53 and 5100.54.

Cash and Cash Equivalents

Cash and cash equivalents consist of short-term, highly liquid cash investments with original maturities of less than three months from the date of acquisition.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, short-term loans, and accrued liabilities approximate their fair value due to the short maturities of these instruments.

The carrying amount of long-term debt and capital lease obligations approximates their fair value, based on the market price for similar borrowings. The same applies to other financial assets.

Derivative Instruments

The Company entered into several forward exchange transactions in British Pounds (“GBP”) in the first quarter of fiscal year 2005. These derivatives are classified as cash flow hedges and are accounted for according to SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. The derivatives are used to hedge anticipated cash flows of a forecasted transaction. The Company hedges approximately 50% of the cash needs resulting from the operations of its UK subsidiary against a rising GBP versus the Euro.

The derivatives will be due on September 30, 2004, December 31, 2004 and March 31, 2005, respectively. The Company has the right to purchase a certain amount of GBP if the current exchange rate is lower than the hedging rate when the option expire. If the exchange rate of the GBP rises above the hedged exchange rate and within a certain range, the Company has an option to purchase GBP. However the Company may also purchase the required GBP at the daily spot exchange rate if that turns out to be more advantageous. Only if the exchange rate of the GBP rises above this range during the term of the derivative the Company is obligated to excercise the option at the expiration date.

The derivatives are recorded at market value. As of June 30, 2004 the Company recorded an unrealized gain of € 10,700 in “Other comprehensive income”. The Company decided to use derivatives because it has only cash outflows in GBP as compared to the cash flows in US dollar, in which inflows and outflows are largely balanced.

Trade Accounts Receivable

The reported trade accounts receivable as of June 30, 2004 are reduced by an allowance for doubtful accounts amounting to € 357,500 (March 31, 2004: € 626,000). Allowances for doubtful accounts are recorded when the collectibility of a trade accounts receivable is determined to be unlikely. The allowance is determined on a specific basis. The trade accounts receivable is written-off against the allowance for doubtful accounts when collection efforts have ceased.

Property, Plant and Equipment

Property, plant and equipment are recorded at acquisition cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful life of the assets as follows:

Laboratory equipment	5 to 10 years
Computer software	3 years
Furniture and office equipment	5 to 13 years

Leasehold improvements and equipment under capital lease are depreciated over their useful lives or the term of the lease, which ever is shorter.

Intangible Assets

Intangible assets are reported at acquisition cost less accumulated amortization. The amortization is computed on a straight-line basis over the estimated useful life of the assets as follows:

Software and technology and acquired customer relationship	2 years
Software licenses	3 years
Commercial rights and patents	4 years

Impairment of Long-Lived and Intangible Assets

The Company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived assets” beginning April 1, 2002. SFAS No. 144 requires that long-lived and intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. In the event that facts and circumstances indicate an impairment, the carrying amount of the asset is compared with the asset’s fair value to determine whether a write-down to the lower fair value must be recorded. The fair value is calculated based on the estimated sales and market prices of long-lived assets and, in the case of intangible assets, based on discounted cash-flows expected over their estimated useful lives.

Currency Translation

The financial statements of the Company’s subsidiaries are prepared in their functional currencies, i.e. their local currencies. Balance sheet accounts are translated to the reporting currency (euro) at the exchange rates in effect at the end of the reporting period, except for shareholders’ equity, which is translated at the rates in effect when the underlying transactions were originally recorded. Revenue and expense accounts are translated at a weighted average of exchange rates during the fiscal year. Differences resulting from translation are shown in a separate component of shareholders’ equity (cumulative translation adjustments).

In the three months ended June 30, 2004, net exchange rate losses included in the statements of operations were € 68,900, as compared to gains of € 590,600 in the same period of previous fiscal year, representing the translation of assets and liabilities denominated in foreign currencies.

Income Taxes

The Company accounts for income taxes under the asset and liability method (balance sheet method) and, accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are determined on the basis of the tax rates applicable to taxable profits in the year in which the differences are expected to be recovered or settled. The effect of changes in the tax rates on deferred tax assets and liabilities is recognized in the period in which the amended tax rates are passed. A valuation allowance is established against deferred tax assets when it is determined that it is more likely than not that they cannot be recovered from future taxable income.

Basic and Diluted Net Loss per Ordinary Share

The basic loss per share is computed by dividing consolidated net loss by the weighted number of common shares outstanding, including common-share equivalents. Stock options issued are not considered in calculating the diluted net loss per common share, as their effect is anti-dilutive.

New Accounting Regulations

In October 2003, the FASB issued FASB Staff Position FIN 46-6 (“FSP FIN 46-6”), “Effective Date of FASB Interpretation No. 46, Consolidation of Variable Interest Entities”. FSP FIN 46-6 deferred the effective date for applying the provisions of FIN 46 for interests held by public entities in variable interest entities or potential variable interest entities created before February 1, 2003. In December 2003, the FASB issued FIN 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46R”), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, “Consolidation of Variable Interest Entities”, which was issued in January 2003 as well as FSP FIN 46-6. The Company was required to apply FIN 46R on December 31, 2003 for all entities previously considered to be “special purpose entities”. The Company had no special purpose entities and therefore the adoption of this portion of FIN 46R had no impact on the Company’s Consolidated Financial Statements. The Company was required to apply FIN 46R to all entities not considered to be “special purpose entities” as of March 31, 2004. The Company currently does not believe it has any variable interests in any VIEs and therefore there was no impact on adoption of FIN 46R.

In November 2003, the EITF reached a partial consensus on EITF 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”. EITF 03-1 requires that additional information about unrealized losses pertaining to certain debt and equity securities and non-marketable cost method investments be disclosed. The Company has included all disclosures to marketable securities in Note no. 7. The requirements of EITF 03-01 had no impact on the notes to the consolidated financial statements for fiscal year 2004, because the Company’s marketable securities as of June 30, 2004 included only unrealized gains.

B.	Additional Balance Sheet Information

4.	Prepaid Expenses, Deferred Items

	6/30/2004	3/31/2004
	(in thousand euro)
License and maintenance fees	157	146
Insurances	157	269
Rent	111	162
Other	66	271

	491	848

5.	Other Assets

	6/30/2004	3/31/2004
	(in thousand euro)
Accrued interest on fixed income securities	0	193
Creditable capital gains tax	498	367
Sales tax (VAT) receivable	106	113
Capitalized project costs	526	572
Other	122	110

	1,252	1,355

The item “Other” includes forward exchange transactions reported at their fair market value as of June 30, 2004 of € 10,700. For a detailed description please see note “Derivative Instruments” on page 10 in this report.

6.	Property, Plant and Equipment

	6/30/2004	3/31/2004
	(in thousand euro)
Computer software	433	501
Computer hardware (capital lease)	37	39
Furniture and office equipment	917	1,222
Leasehold improvements	870	1,031
Cars	43	0
Work in progress	15	0

	2,315	2,793

The reported net book values are derived from acquisition costs as of June 30, 2004 of € 15,223,700 and € 16,013,900 as of March 31, 2004 and accumulated depreciation of € 12,908,900 as of June 30, 2004 and € 13,220,700 as of March 31, 2004.

The net book values as of June 30, 2004 includes accumulated depreciation of € 119,900 (March 31, 2004: € 117,400) relating to property, plant and equipment under capital lease.

Depreciation of property, plant and equipment totaled € 519,200 in the three months ended June 30, 2004, as compared to € 1,164,900 in the first three months ended June 30, 2003.

7.	Marketable Securities

	6/30/2004	3/31/2004
	(in thousand euro)
Equity securities	259	412
Debt securities	8,205	13,400

	8,464	13,812

The following table shows the Company’s investments in marketable securities available-for-sale (in thousand euro):

	6/30/2004
	Acquisition costs	Market or fair value	Unrealized gains	Unrealized losses
Equity securities	111	259	148	0
Debt securities	8,045	8,205	160	0

	8,156	8,464	308	0

	3/31/2004
	Acquisition costs	Market or fair value	Unrealized gains	Unrealized losses
Equity securities	111	412	301	0
Debt securities	13,113	13,400	287	37

	13,224	13,812	588	37

The debt securities at June 30, 2004 have following maturities (in thousand euro):

	Acquisition costs	Market or fair value
After 10 years	8,045	8,205

	8,045	8,205

Effective as of the beginning of fiscal year 2003, the Company reclassified all of its securities previously classified as “held-to-maturity” to the category “available-for-sale” and reports all of its securities as short-term securities available-for-sale. This reclassification was necessary as a result of the Company’s determination that the securities will need to be sold during fiscal year 2003 to cover existing cash needs. Therefore all securities have been valued at their fair market value and all unrealized gains and losses have been reported in other comprehensive income.

In the first three months ended June 30, 2004 the Company realized a gain of € 44,500 resulting from a mature security.

In the first three months ended June 30, 2004 the Company realized interest income from its debt securities of € 137,300.

In January 2000, the Company entered into a stock purchase agreement with Paradigm Genetics, Inc. (“Paradigm”), a U.S. corporation, whereby it acquired 400,000 Series C preferred shares in Paradigm for a total purchase price of $ 2 million (€ 2 million). In fiscal years 2003 and 2002 the Company realized losses of € 1,869,000 resulting from a decline in the share price, which the Company concluded other-than-temporary. Therefore the acquisition costs were reduced to € 111,000. Since fiscal year 2004 all changes in the share price were reported in other comprehensive income. As of June 30, 2004 Paradigm’s share price was $ 0.79. The accumulative increase in the share price which was reported in other comprehenisice income was € 149,000 as of June 30, 2004.

8.	Other Long-Term Investments

	6/30/2004	3/31/2004
	(in thousand euro)
BioSolveIT GmbH	549	549

In June 2001, the Company participated in founding BioSolveIT GmbH, Sankt Augustin, by acquiring a 15% interest at a price of € 548,800, including incidental acquisition costs. For accounting purposes, the investment is reported at the lower of cost or market. LION intends to hold the shares in BioSolveIT GmbH as a long-term investment.

9.	Other Intangible Assets

	Estimated useful life	6/30/2004	3/31/2004
	(in thousand euro)
Licenses	4 years	15	35
Internally developed software	3 years	0	9

		15	44

The reported net book values are derived from acquisition costs as of June 30, 2004 of € 14,573,100 and € 14,570,000 as of March 31, 2004 and accumulated amortization of € 14,558,100 as of June 30, 2004 and € 14,525,900 as of March 31, 2004.

Amortization of other intangible assets amounted to € 31,600 in the first three months ended June 30, 2004 as compared to € 189,300 in the first three months ended June 30, 2003.

Amortization of other intangible assets for the following fiscal years is scheduled to be as follows:

FY	(in thousand euro)
2005:	15

10.	Accrued Liabilities

	6/30/2004	3/31/2004
	(in thousand euro)
Outstanding invoices	283	156
Vacation accrual	480	602
Consulting services	206	194
Supervisory Board	175	140
Audit of annual accounts, annual report, annual general meeting	390	519
Bonus payments	411	341
Lease and restructuring obligations (EITF 94-3)	263	269
Lease and restructuring obligations (SFAS 146)	1,070	914
Firm commitments	1,834	1,831
Loss contracts	0	275
Contribution to Workmen’s compensation	20	16
Other	196	191

	5,328	5,448

Firm commitments

Firm commitments relate to obligations under long-term license agreements. The Company is contractually obligated to make future annual payments related to licenses and support and maintenance, which management has determined to be of no future value. The full amount of the obligation has been accrued.

Loss contracts

The loss contract accrual relates to estimated future losses on long-term professional services contracts. The accrual is based on management’s best estimate of the excess of costs to be incurred over the estimated revenues. In the first three months ended June 30, 2004 costs of € 263,000 resulting from these contracts have been booked against the accrual.

Restructuring

Restructuring obligations according EITF 94-3:

As part of a cost reduction and restructuring program formally adopted by the Company, the Company has accrued the necessary restructuring obligations as of March 31, 2003. The program was adopted prior to December 31, 2002 and followed the guidance in EITF 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity”. These expenses included retention and severance payments in connection with the termination of employees at the U.S. subsidiary and at the Company in Germany which became effective in the first and second quarters of fiscal year 2004, and lease termination payments in connection with the early termination of the Company’s long-term lease of a building with laboratory space during the third quarter of fiscal year 2003. The program involved the following major items:

•	termination of employees at U.S. and UK subsidiaries as well as in Germany

•	consolidation of the U.S. subsidiary’s two Ohio sites (in Cleveland and Columbus) into the Columbus site

•	termination of building lease

•	relocation of employees of U.S. subsidiary working from the laboratory space in the vacated building to another location

Retention and severance payments were expected to be paid to up to 34 employees who were employed at several locations in the United States and 18 employees who were employed in Germany in several departments. Payments for severances and for the terminated lease space of unused space of the San Diego building have been recorded against the accrual in fiscal year 2004.

In fiscal year 2004, the accrual was increased by € 64,000. The accrual relates to severance payments for former employees of iD3™, who are currently on maternity leave. The severances in the amount of € 154,000 will be paid out to the respective employees when they return from their maternity leave. The remaining € 115,000 relate entirely to severance payments, and are expected to be paid out by December, 2004.

The rollforward of the restructuring obligation from March 31, 2004 to June 30, 2004 is as follows:

	3/31/2004	Usage	Release	Addition	6/30/2004
	(in thousand euro)
Research and development costs	115	6	0	0	109
Discontinued operations	154	0	0	0	154

Total	269	6	0	0	263

Restructuring obligations according SFAS No. 146:

In the second quarter of FY 2004 the Company decided also to close down the Columbus site resulting in the termination of 19 employees as of December 31, 2003. These restructuring activities were accounted for according SFAS No. 146, “Accounting for Costs Associated With Exit or Disposal Activities”. As of September 30, 2003, severance payments expected to be paid and rental obligations from non-cancellable contracts in the total amount of € 512,000 were accrued. As of March 31, 2004, € 492,000 was paid out and recorded against the accrual. The remaining € 20,000 were paid out in the first three months ended June 30, 2004 and a remaining amount of € 7,000 was released, respectively.

In the third quarter of FY 2004, the Company announced plans of further restructuring activities. These included a further decrease in headcount to approximately 190 employees as of March 31, 2004. Affected were the sites in San Diego, Cambridge, US and Heidelberg. Therefore, the Company recorded costs of approximately € 300,000 for severances of which € 199,000 have been paid out by March 31, 2004. The remaining amount of € 101,000 is accrued as of March 31, 2004, whereof € 29,000 were paid out during the first three monthsd ended June 30, 2004. Resulting from the decrease in headcount, rental expenses for unused office space in Heidelberg were accrued in the amount of € 580,000 as of December 31, 2003 because the long-term contract could not be terminated. As of June 30, 2004, € 119,000 of this accrual was used. In accordance with SFAS No. 146, the Company is required to reduce the accrual by amounts that could reasonably be expected to be received under subleases. Due to the current market condition for rental space in Heidelberg, the Company does not believe it is reasonable that this space will be subleased during the remaining rental contract, and therefore, has accrued the full, discounted amount of rental expenses to be incurred through expiration of the contract.

Due to the expiration of the collaboration with Bayer AG as of June 30, 2004, and the related closing of LION bioscience Research Inc. (LBRI), Cambridge, USA, the Company accrued € 500,000 for severances. The total amount of severances and other closing-related personnel expenses amounts to approximately € 600,000. The Company has communicated the pending closure to all effected employees, as well as the total benefits to be received. The accrued amounts relate to bonus and severance payments that will be paid if the employees continue working until the closure of the entity. The accrued amounts were paid out in July 2004. The accrual according SFAS No. 146 is allocated as follows:

	3/31/2004	Usage	Release	Addition	6/30/2004
	(in thousand euro)
Cost of sales	273	46	0	306	533
General and administrative costs	608	89	0	14	533
Research and development costs	33	22	7	0	4

Total	914	157	7	320	1,070

11.	Other Current Liabilities

	6/30/2004	3/31/2004
	(in thousand euro)
Payroll-related taxes and social security contributions	317	274
Other	48	154

	365	428

12.	Capital Lease

The Company has entered into leases for laboratory equipment and IT hardware that are treated as capital leases. Future minimum lease payments under capital lease obligations as of June 30, 2004 are:

(in thousand euro)
2005	12
2006	16
2007	16
2008	16
2009	10

Total minimum lease payments	70
Less: amounts representing imputed interest	(8)

Present value of minimum lease payments	62
Less: current portion	(13)

Non-current portion of capital lease obligations	49

13.	Shareholders’ Equity

For a detailed development of the shareholders’ equity see page 5 in this report or the notes in the Company’s annual report as of March 31, 2004.

Accumulated other comprehensive income/(loss)

In the first three months ended June 30, 2004 the Company reported unrealized losses of € 279,400 in other comprehensive income, as compared to unrealized gains of € 299,900 in the first three months ended June 30, 2003.

C.	Discontinued Operations

In October 2001, FASB issued SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” which deals with the accounting for and reporting of impairment and disposal of long-lived assets. SFAS No. 144 replaces both SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” and APB Opinion No. 30, “Reporting the Results of Operations – Reporting the Effect of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” However, SFAS No. 144 retains many of the basic provisions of SFAS No. 121. Similarly, SFAS No. 144 adopts the obligation of Opinion No. 30 that discontinued operations must be reported separately. The scope of the reporting obligation is expanded to include components of an entity that are disposed of by sale, retirement, demerger or spin-off or that are held for sale. SFAS No. 144 must be applied in fiscal years commencing after December 15, 2001, but may be applied earlier. The Company applied SFAS No. 144 starting April 1, 2002.

The Company closed down its in-house drug discovery (iD3) as of December 31, 2002 to focus on its core competencies, the development and implementation of information management software and solutions for the Life Science industry. The Company has closed down its iD3 activities in the US at the beginning of the third quarter of fiscal year 2003 and in Heidelberg as of December 31, 2003. The Company almost completed the total execution, including for example the sale of all assets held-for-sale, during fiscal year 2004.

The consolidated financial statements therefore have been reclassified to reflect iD3 business as a discontinued operation. Accordingly, the revenues, costs and expenses, assets and liabilities have been excluded from the respective captions in the consolidated statements of income and balance sheets and have been reported as discontinued operations for fiscal year 2004, 2003 and 2002. No costs or revenues were incurred or earned during the first three months ended June 30, 2004 related to iD3 activities. Only direct costs and expenses were reported as discontinued operations. Expenses related to severance payments and lease termination payments of approximately € 1.9 million and € 0.9 million, respectively, have been incurred directly as result of the decision to close the inhouse drug discovery operations have been allocated to discontinued operations. A total of 82 employees were terminated in connection with the closure. The prior year results have been adjusted accordingly.

The net book value of these assets recorded as of March 31, 2003 corresponds to the expected proceeds from the sale of these assets. During fiscal year 2003, the Company recognized € 1.8 million in losses from the write down to the estimated fair value and € 1.1 million from the loss on sale of assets, which are reported as discontinued operations.

In the first nine months of fiscal year 2004 the Company sold the remaining assets for net proceeds of € 522,500 and a gain of € 239,000. One asset with a remaining net book value of € 38,500 could not be sold and was therefore written-off to zero. In the second quarter of fiscal year 2004 the Company purchased laboratory equipment from a lessor, which was formerly capitalized under Capital lease. The acquisition costs of € 16,000 were expensed as impairment charge.

The following table shows a reconciliation for each line item in the statements of operations between discontinued and continued operations:

	Three months ended June 30, 2004			Three months ended June 30, 2003
(in thousand €)	Incl. Discontinued Operations	Discontinued	As reported	As previously reported	Discontinued	Re-stated	As reclassified
Drug Discovery	125	0	125	305	0	(2)	303
Licenses	1,541	0	1,541	1,287	0	1,214	2,501
Professional Services	1,795	0	1,795	1,749	0	130	1,879
Maintenance and Support	499	0	499	563	0	280	843

Total revenues	3,960	0	3,960	3,904	0	1,622	5,526
Cost-of-sales	2,283	0	2,283	2,372	0	0	2,372
Selling costs	1,464	0	1,464	1,867	0	0	1,867
General and administrative costs	1,307	0	1,307	1,828	(207)	0	2,035
Research and development costs	1,376	0	1,376	3,533	21	0	3,512
Other operating income and expenses	(133)	0	(133)	(634)	0	0	(634)
Total costs and expenses (incl. COS)	6,534	0	6,534	8,966	(186)	0	9,152
Operating results before depreciation/amortization	(2,337)	0	(2,337)	(5,062)	186	1,622	(3,626)
Depreciation of property, plant & equipment and amortization of intangible assets	551	0	551	1,354	0	0	1,354
Operating results	(2,888)	0	(2,888)	(6,416)	186	1,622	(4,980)

D.	Notes to the Statements of Operations

14.	Depreciation and amortization

The components of depreciation and amortization are as follows:

	Three months ended June 30,
(in thousand €)	2004	2003
Property, plant and equipment	519	1,165
Other intangible assets	32	189

Total depreciation and amortization	551	1,354

15.	Interest result

	Three months ended June 30,
(in thousand €)	2004	2003
Interest income	258	459
Interest expense	(1)	(32)

Interest result	257	427

16.	Income/(loss) from Marketable Securities and Other Long-Term Investments

The components of income/loss from marketable securities and other long-term investments are as follows:

	Three months ended June 30,
(in thousand €)	2004	2003
Realized gain/(loss) on sale of fixed income securities	44	0

Income/(loss) from marketable securities and other long-term investments	44	0

E.	Other Information

17.	Supplemental Disclosure of Cash Flow Information

	Three months ended June 30,
(in thousand €)	2004	2003
Cash paid during the period
Interest expense	1	32
Income taxes	34	83

18.	Commitments and Contingencies

Operating Leases

The Company leases offices, office equipment and cars under non-cancellable operating leases. Future minimum lease payments under these agreements as of June 30, were:

	June 30, 2004 in thousand euro	March 31, 2004 in thousand euro
2005	559	937
2006	361	397
2007	210	222
2008	0	1
Thereafter	0	0

Total minimum lease payments	1,130	1,557

We have included the prior year’s minimum lease payments for comparative purposes. Future lease payments, which are already accrued for in connection with the restructuring charges (see note no. 10) are not included in the above table.

Rental costs for the three months ended June 30, 2004 totaled € 402,100, as compared to € 733,200 in the first three months ended June 30, 2003. The rental expense in the three months ended June 30, 2004 includes an accrual of € 42,000 for future lease payments for office space of LBRI, which operations were closed at June 30, 2004, whereas the rental contract runs until August 2004.

Litigation

From time to time the Company has been involved in litigations arising from its business activities. The Company is not aware of any legal action against the Company that would have a material adverse effect on its earnings, liquidity, or financial position.

19.	Collaboration and Service Agreements

On June 18, 1999, the Company entered into a basic agreement with Bayer AG (“Bayer”), under which it was to develop and launch an innovative bio-IT solution for Bayer. The agreement also governs collaboration in research and development between the two companies over five years.

The basic agreement required the Company to establish LION bioscience Research Inc. (“LBRI”), based in Cambridge, Massachusetts, as a wholly-owned U.S. subsidiary of LION and one of the vehicles through which LION would perform the basic agreement. LION was also obligated to provide LBRI with adequate numbers of scientific experts and engineers from its existing staff. LBRI was to operate on the basis of a five-year plan and annual budgets and conducted research activities in accordance with a research and development plan.

Under the basic agreement, all rights and claims to the technology developed by LBRI were the property of LION. At the same time, LION granted Bayer a license to use this information technology exclusively for internal purposes. LION may not market or distribute any of these information technologies within one year of their becoming functional. The parties have also agreed that all rights and claims to targets and genetic markers found by LBRI belong to Bayer.

As consideration for the services of LION under this basic agreement, Bayer was obligated to pay LION a sum equal to the LBRI operating costs pursuant to the annual budget, subject to a maximum budget increase of up to 10%. The total sums due over the term of the agreement may not exceed $ 26.8 million. LBRI’s operating costs were payable to LION by Bayer in advance at the beginning of July and January of each calendar year on the basis of the approved budget for the pertinent half year. Since LBRI incured these costs, the Company recognized the sums paid by Bayer as revenue. Advance payments received from Bayer that have not yet been reported as revenue, were shown as deferred revenue. Bayer also paid LION a fixed annual fee of € 1,283,000. This fixed annual fee was also reported as revenue on a straight-line basis over twelve months. In addition, Bayer paid license fees with respect to drugs and diagnostic products developed and marketed by Bayer on the basis of targets or genetic markers found by LBRI or LION or with the assistance of IT solutions supplied by LION or LBRI. For the three months ended June 30, 2004 and 2003, the Company reported revenues of € 1,701,600 and € 1,407,000, respectively, under this agreement.

The basic agreement granted Bayer an option to acquire all the shares in LBRI from LION at a price equal to the capital paid in by LION ($1.0 million). For two years after any acquisition of the shares by Bayer, LION has a right of first refusal with regard to the commercial exploitation of new IT software developed by LBRI, in the event this software is in competition with LION’s activities and Bayer has decided to market the software commercially. The agreement expired on June 30, 2004.

In conjunction with significant strategic changes within the Bayer Group, the option to acquire LBRI was not exercised by Bayer’s Health Care Group. As a result Lion closed down the Cambridge, US operations on June 30, 2004. The related costs are accrued for as described in note no. 10.

LBRI has been contributing a significant portion of total revenues, 28% in FY 2004, 22% in FY 2003 and 34% in FY 2002. Due to the nature of the agreement, the collaboration generated positive cash flows and profit contributions. The business volume of the collaboration cannot be recovered immediately. As a result the company is anticipating significantly lower revenues for FY 2005. The continuation of the collaboration with Bayer on a significantly smaller scale is still under negotiations.

The Company reviewed, if the expiration of the Bayer collaboration and the resulting closing of LBRI has to be reported as Discontinued Operations according to SFAS No. 144 and further explanations of EITF Issue No. 03-13, “Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations”. The Company concluded, that based on its prior financial reporting and disclosures of the collaboration including revenues and also the five year term the contract was presented most transparent. In addition, the Company plans to generate further cash flows resulting from the active marketing of the software developed within the Bayer collaboration as stand-alone product or service business, whereas the Company is currently in negotiations with two potential customers. Furthermore part of this software will be part of LION’s LTE software, an existing product of the Company, resulting in additional potential cash flows. Based on these facts the Company believes, that its financials reflect the required transparency which would not be improved by reporting this issue as discontinued operations.

Service agreement

On October 13, 2000, the Company entered into a research and development agreement (“Development Agreement”) with Bayer AG, Leverkusen. The objective of the Development Agreement is to improve and speed up Bayer’s pre-clinical research process, to integrate chemical data and to develop customer-specific software for the analysis of high-throughput screening and structural activity data, in order to arrive at lead compounds faster and reduce the failure rate in the subsequent research process.

On December 11, 2001 (“First Amendment”), and March 29, 2002 (“Second Amendment”) amendments to the Development Agreement effective January 1, 2002 established a new schedule for reaching five milestones and extended the contract until January 1, 2004. The achievement of the agreed-upon milestones triggers the acceptance test by Bayer. Payments are dependent on Bayer’s acceptance of the predetermined milestones.

Effective June 25, 2002, the development agreement was amended again (“Third Amendment”). The parties agreed to postpone the milestone due in the first quarter to the third quarter of fiscal year 2003. At the same time the term of the development agreement was extended until July 1, 2004. Effective December 16, 2002 a fourth amendment (“Fourth amendment”) was signed, which suspercedes the previous three amendments. The postponed milestone has been accepted, a new schedule for deliverables and payments has been established and the total volume of the project has been reduced. Revenues related to this agreement are recorded when the milestone has been accepted by Bayer.

The Company reported revenues in the three months ended June 30, 2004 and 2003 of € 379,500 and € 470,000, respectively, under this collaboration agreement. In addition, based on the Company’s best estimates, a loss on the contract is anticipated in fulfilling its obligations under the contract. Therefore, the Company has accrued € 920,000 as a loss contract provision, which is included in cost-of-sales in fiscal year 2003. In the three months ended June 30, 2004 and 2003 costs of € 274,500 and € 358,000, respectively, were recorded against the accrual.

On May, 16, 2002 the Company entered into a collaborative research and development agreement with Paradigm. This agreement defines the cooperation of both parties within the ATP grant.

The parties have applied to participate in the Advanced Technology Program (“ATP”) administered by the National Institute of Standards and Technology (“NIST”) as a contractual joint venture with the objective of assembling and developing a software suite and data solution that allows users to better identify targets for lead compound discovery and product development by integrating large streams of biological and biochemical data from heterogeneous sources into coherent data sets that accurately represent underlying biological relationships (the “Target Assessment Technologies Suite” or (TATS).

The grant award amounts to $ 11.7 million and will run for five years. Both parties will each receive approximately 50% of the grant. Based on the annual budgets, pending the approval by NIST, the parties will receive up to 50% of the costs incurred.

Any intellectual property developed by LION will be fully owned by LION for its own use. Any IP developed jointly by Paradigm and LION will be jointly owned. In fiscal year 2004 LION initially reduced its part of the cooperation to a maximum commitment amount of $1.5 million over five years. Subsequently, in December 2003, the Company entered into an agreement with Paradigm to terminate the research and development agreement with Paradigm effective February 28, 2004 at the latest. According to the contract dated January 23, 2004 and an amendment dated February 28, 2004 the parties agreed to terminate the cooperation effective March 31, 2004. The Company made this decision since the activitites within the ATP grant no longer focus on LION’s core activities.

20.	Related Party Transactions

The Company has entered into several research and development agreements with Bayer, which is a shareholder of the Company. It also has contractual relationships with EMBL and DKFZ, which are also shareholders of the Company. None of these shareholders have a material influence on the company.

21.	Business Segments and Foreign Business Activities

Due to the current management structure, the Company is currently managed as one segment for purposes of segment reporting requirements.

The following amounts relating to geographical locations are included in the consolidated financial statements:

	Three months ended June 30,
	2004	2003 restated
	(in thousand €)
Revenues (*)
Germany	2,011	928
United States	1,192	3,394
Other	757	1,204

Group	3,960	5,526

Operating results before Depreciation and Amortization
Germany	476	195
United States	(1,845)	(2,864)
Other	(968)	(957)

Group	(2,337)	(3,626)

Long-Lived Assets
Germany	1,684	1,866
United States	227	479
Other	404	448

Group	2,315	2,793

(*)	Revenues are allocated based on customer location.

22.	Loss per Ordinary Share

The following table shows the calculation of the basic and diluted net loss per common share:

	Three months ended June 30,
In thousand €, except share and per-share data	2004	2003 restated
Numerator
Net loss for the year from continuing operations	(2,621)	(4,636)
Net loss for the year from discontinued operations	0	186

Net loss for the year, total	(2,621)	(4,450)
Denominator
Weighted averages of ordinary shares outstanding	19,870,175	19,870,175

Basic and diluted net loss per ordinary share from continuing operations	(0.13)	(0.23)
Basic and diluted net loss per ordinary share from discontinued operations	0.00	0.01

Basic and diluted net loss per ordinary share	(0.13)	(0.22)

Stock options issued are not considered in calculating the diluted net loss per common share, due to their anti-dilutive effect.

23.	Declaration to the German Corporate Governance Code

Management board and supervisory board of LION bioscience AG submitted the required declaration according to § 161 Stock Corporation Act (AktG) to the German Corporate Governance Code for calendar year 2003 and 2002 and committed themselves to complying with its requirements. The declaration has been adjusted as of January 1, 2004 due to the resignation of LION’s former CEO, Dr. Friedrich von Bohlen und Halbach, and the fact that the CEO role is shared by the two Board members: ‘LION bioscience AG observes the recommendations of the Government Commission on the German Corporate Governance Code with one exception: The company has no CEO, but two co-CEOs (Code para. 4.2.1).”

The declaration has been made permanently accessible on the Company’s Web site at http://www.lionbioscience.com

Additional information Required by the German Stock Market Regulations Applicable to LION bioscience AG

You should read the following in conjunction with our unaudited consolidated financial statements and the related notes and the other financial information included elsewhere in this Report for the Three Month Period Ended June 30, 2004.

All statements included in this report that are not historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, and other applicable U.S. and German laws, including statements regarding potential future increases in revenues, gross profit, net income, our company’s liquidity, and future transactions or projects or milestones. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements and that are beyond our control. There can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in these forward-looking statements as a result of various factors, including, but not limited to, the following: the viability of our business model, risks associated with our company’s integration and restructuring of operations, the acquisition of, or investment in, other companies, management of growth, changes to the Company’s revenue recognition policies, international operations, impact from exchange rate fluctuations, dependence on key personnel, intense competition, the variability in our operating results from quarter to quarter, technological change, our ability to develop and protect proprietary products and technologies and to enter into collaborative commercial relationships, our future capital requirements, uncertainties as to our ability to enter into or perform transactions with or projects for customers, and capital market fluctuations and economic conditions - both generally and those related to the life sciences industry. As a result, our future development efforts involve a high degree of risk. We refer you to our annual report on Form 20-F, dated September 29, 2003 and Form 20-F/A, dated April 20, 2004 as filed with the United States Securities and Exchange Commission (SEC) on September 30, 2003 and April 20, 2004, as well as LION’s future filings with the SEC, in which these and other risk factors are discussed. You may obtain our annual report on Form 20-F from the SEC’s web site at http://www.sec.gov or by contacting the SEC in Washington, D.C.

We do not observe a formal quiet period with respect to statements concerning our results of operations, developments, business or financial outlook, financial targets or expectations (e.g. our outlook as to future revenue, expenses, cash position or earnings). We do not provide any information about our quarterly results of operations other than information that is required under the German exchange rules and regulations and statutory obligations that are applicable to our company. The information set forth below and elsewhere in this interim report with respect to our results of operations for the three months ended June 30, 2004 is in response to these requirements and obligations. We do not represent that this information is complete or contains all material information about our results of operations for the three months ended June 30, 2004, in particular in light of our planned restatement of our audited financial statements as discussed further under “Recent Developments and Outlook – Financial Outlook” below. We expressly disclaim any obligation or undertaking to release publicly any updates, revisions or corrections to any forward-looking statements or historical information presented in this report or in our earlier interim report with respect to our results of operations for the three months ended June 30, 2004, whether as a result of new information, change of assumptions or business model, future developments or otherwise. It is our policy not to confirm or update, and expressly disclaim any duty to update, any expectations, outlook, targets, projections, estimates or assumptions concerning our results of operations or developments, including those of third parties.

References to “our company” are to LION bioscience Aktiengesellschaft, and references to “we”, “us” or “LION” are to LION bioscience Aktiengesellschaft and, unless the context otherwise requires, its subsidiaries. Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). References to “euro” or “€” are to euro, and references to “U.S. dollars”, “U.S.$” or “$” are to United States dollars. Our financial year ends on March 31 of each year. References to any financial year or to “FY” refer to the year ended March 31 of the calendar year specified.

Research and Development Expenses

Our research & development expenses (without depreciation of property, plant and equipment or amortization of intangible assets) decreased in the three months ended June 30, 2004 to € 1.4 million compared to € 3.5 million in the same period of fiscal year 2004. This significant decrease in R&D expenses is primarily attributable to the restructuring of our R&D organization, including the closing of our sites in the USA and related R&D workforce reductions from 147 (full-time equivalent) in R&D as of June 30, 2003 to 55 employees as of June 30, 2004.

Capital Expenditures

We had no material individual capital expenditures in the three months ended June 30, 2004. We had invested approximately € 0.2 million primarily in new hardware and software during this period.

LION Shares Held by Our Company and Subscription Rights of Executive Officers and Employees

Our company is currently not authorized to hold its own shares.

The following table sets forth the number of shares of our company that were owned directly by members of our company’s management and supervisory boards as of December 31, 2003:

Shares
Executive Board

Martin Hollenhorst (co-CEO and Chief Financial Officer)	None
Dr. Daniel Keesman (co-CEO and Chief Operating Officer)	None

Supervisory Board

Jürgen Dormann (Chairman)	3,866
Prof. Dr. Klaus Pohle (Deputy Chairman); since August 7, 2003	4,000
Richard Roy	None

Employees

Our workforce changed only slightly since the beginning of FY 2005. But the numbers as of June 2004 still include approximately 20 employees, which will be laid off resulting from the closing of LBRI at June 30, 2004. Our total work force as of June 30, 2004 comprised 169 employees (full-time equivalents) compared to 177 as of March 31, 2004, representing a reduction by 8 employees on a full-time equivalent basis.

Employees by location (full-time equivalent):

	6/30/2004	3/31/2004
Heidelberg, Germany	84	88
Cambridge, UK	38	38
Cambridge, MA, USA	47	51

Total	169	177

Employees by company division (full-time equivalent):

	6/30/2004	3/31/2004
IT development	55	53
Sales & Marketing	28	32
Administration	25	30
Professional Services	61	62

Total	169	177

Recent Developments and Outlook

Recent Developments

The Company held its first annual Global User Group Meeting in Cambridge, UK, May 10-12, 2004. Over 80 participants from industry and academia shared insights into working with LION products, learned about future product developments, and discussed trends in informatics. In addition to these extensive discussions and live demos, several LION partners, such as Oracle, ChemNavigator, DeltaSoft, Celera and Silicon Genetics, showcased their collaborations with LION.

LION launched in June 2004 a new version of the market leading SRS software according to the product roll out plan. SRS 8.0 is now based on today’s IT standards, Web Services and JavaServer Pages. The enhancement of Web services to SRS reduces IT infrastructure complexity, allowing for even more efficient and flexible integration of SRS into corporate environments. SRS provides integrated access to all life science data, bringing together the different disciplines in R&D, and allowing scientists to make faster and more accurate decisions in drug discovery.

In June 2004, the Company announced, that the management of LION is currently looking into the possibility of withdrawing from the Nasdaq, terminate the ADR agreement and eventually deregister from the SEC. Compliance and reporting costs would significantly decrease over the next years.

On June 30, 2004 the operations of LBRI were closed, according the contract, after a five-year successful project with Bayer.

In July 2004, the Company signed a collaboration with a French supplier of a textming-software. The Company will get an access to the know-how of Temis and gets the rights to distribute the software.

The Company has given high priority to the completion and roll-out of our products. Despite lower development capacities, the company plans to launch up to five new products or product versions: SRS 8.0 and 8.1, LION Target Engine™ 1.1 and 1.2 and LION Lead Engine™ 1.0 during fiscal year 2004/2005.

A new version of LION Target Engine™ is also planned for a summer 2004 release. Version 1.1 will be an application suite made up of different modules for biological research. These modules will be sold separately and can be incorporated in the customer’s existing infrastructure. LION Target Engine™ and SRS will gradually become more technologically similar, and coordinated to work better with one another. Application modules from the successful LBRI cooperation with Bayer will be added to LION Target Engine™ as well.

In the area of cheminformatics, the Company plans to launch a new product: LION Lead Engine™. The first modules should be released by the end of fiscal year 2004/2005. LION Lead Engine™ will allow the user to access various chemical databases and process the data with various analysis and visualization tools as well as offering the option of interfacing with external tools, so called Compute Engines.

As of June 30, 2004, the order backlog for all service and license contracts was € 5.9 m, which is € 3.0 m less than at the end of Q4 FY2003/2004. As anticipated, the backlog from Bayer projects is decreasing. In Q4 FY2003/2004, LION received four new SRS orders: Millennium Pharmaceuticals Inc., Pioneer Hi-Bred, Memorial Sloan Kettering Cancer Center, and Erasmus University Rotterdam. In Q1 FY2004/2005, LION received three new orders for SRS, and a fourth new SRS customer order, which was forecasted for the first quarter was delayed into the first month of Q2 FY2004/2005. That order has now been received. In addition, LION received a new professional services order in North America in the area of cheminformatics in Q1 of FY2004/2005.

Financial Outlook

Life science customers continue to invest cautiously, but there has been an increase in customer activity, particularly in North America. Because of the increased level of inquiries from new prospects and existing customers, and an increase in new professional services business backlog for bioinformatics customization and implementation assistance, we believe the trend towards increased business will continue. While this recovery is expected to occur slowly, we expect the North American markets to recover first, followed by Asia Pacific and Europe. We therefore anticipate a rising order volume in the upcoming months, resulting in higher revenues in the next fiscal year.

LION therefore confirms its forecast for the current fiscal year, expecting sales for fiscal year 2004/2005 to be around € 12-13 m. LION anticipates sales in the second and third quarter of FY 2004/2005 to be lower than in Q1, mainly due to the expiration of the two existing agreements with Bayer AG (LBRI, PIx). We expect to realize a loss in fiscal year 2004/2005 of € (10) to (11) m, compared to € (21.5) m in the previous fiscal year. LION plans total costs, excluding depreciation, of less than € 4.5 m in the fourth quarter (Q1 FY 2004/2005: € 6.3 m). Rising revenues and decreasing costs are expected to reduce cash burn to zero in Q4. Liquid assets should be more than € 30 m at the end of the current fiscal year.

For fiscal year 2005/2006, LION expects double-digit revenue growth rate based on the expansion of its bioinformatics products into new markets, such as the clinical research market, and to new products in cheminformatics. The successful launch of five new products or product versions (including SRS 8.0) during the course of FY 2004/2005 is thus important. In order to meet these launch goals and profitability, we will continue to invest resources into our products and staff. In addition, LION’s efforts to reduce cost in FY 2005/2006 could benefit from a planned NASDAQ delisting and SEC deregistration.

The number of employees (FTE’s) were 169 as of June, 30, 2004. Due to the closure of business of LBRI as of June, 30, 2004 the employee figure will be reduced by around 22. LION expects the average number of employees in second half of current FY to be between 140 and 150.

Address:

LION bioscience AG

Waldhofer Straße 98

69123 Heidelberg

Deutschland

Tel: +49(0)6221/4038-0

Fax: +49(0)6221/4038-101

www.lionbioscience.com

Contact:

Martin Hollenhorst

Chief Financial Officer

Tel: +49(0)6221/4038-192

martin.hollenhorst@lionbioscience.com